                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO.    1      )*
                                       -----------

                               CAPITAL BANCORP
       ---------------------------------------------------------------
                              (Name of Issuer)

                        $1.00 par value Common Stock
       ---------------------------------------------------------------
                       (Title of Class of Securities)


                                  139734107
                    -------------------------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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----------------------------                           -------------------------
CUSIP NO.  139734107                 13G               PAGE  2   OF  5   PAGES
          ------------------                                 ----    ----
----------------------------                           -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     ABEL HOLTZ
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]

                                                          (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
         NUMBER OF
                                        0
          SHARES            ---------------------------------------------------
                             6    SHARED VOTING POWER
       BENEFICIALLY
                                        0
         OWNED BY            ---------------------------------------------------
                             7    SOLE DISPOSITIVE POWER
           EACH
                                        677,077
         REPORTING           ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER
          PERSON
                                        0
           WITH
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          677,077

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.07%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------



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

ITEM 1.
   (a)   Name of Issuer:CAPITAL BANCORP
   (b)   Address of Issuer's Principal Executive Offices:    1221 BRICKELL AVENUE, MIAMI, FL  33131

ITEM 2.

   (a)   Name of Person Filing:    ABEL HOLTZ

   (b)   Address of Principal Business Office or, if none, Residence:

                 169 E. FLAGLER ST., SUITE 1627,  MIAMI, FL 33131

   (c)   Citizenship:     UNITED STATES OF AMERICA
   (d)   Title of Class of Securities:     $1.00 PAR VALUE COMMON STOCK
   (e)   CUSIP Number:      139734107


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
   (a)   [ ]  Broker or Dealer registered under Section 15 of the Act

   (b)   [ ]  Bank as defined in section 3(a)(6) of the Act

   (c)   [ ]  Insurance Company as defined in section 3(a)(19) of the act

   (d)   [ ]  Investment Company registered under section 8 of the Investment Company Act

   (e)   [ ]  Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

   (f)   [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
              Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

   (g)   [ ]  Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

   (h)   [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

   (a)   Amount Beneficially Owned:               677,077*
                                            ----------------------------------------------
   (b)   Percent of Class:                        9.07%
                                ----------------------------------------------------------

   (c)   Number of shares as to which such person has:
            (i)  sole power to vote or to direct the vote:                    0
                                                                 -------------------------
           (ii)  shared power to vote or to direct the vote:                  0
                                                                 -------------------------
          (iii)  sole power to dispose or to direct the disposition of:       677,077
                                                                         -----------------
           (iv)  shared power to dispose or to direct the disposition of:     0
                                                                         -----------------

   * THIS AMOUNT DOES NOT INCLUDE ANY SHARES OF CAPITAL BANCORP COMMON STOCK OWNED BY MEMBERS OF MR. HOLTZ'S FAMILY, INCLUDING FANA HOLTZ, DANIEL HOLTZ AND JAVIER HOLTZ, AS MR. ABEL HOLTZ DOES NOT DIRECTLY OR INDIRECTLY, THROUGH ANY CONTRACT, ARRANGEMENT, UNDERSTANDING, RELATIONSHIP OR OTHERWISE HAVE OR SHARE VOTING POWER, INVESTMENT POWER OR ANY OTHER RIGHTS WITH RESPECT TO SUCH SHARES.

        MR. HOLTZ HAS GRANTED MR. LAWRENCE A. GORDICH AN IRREVOCABLE PROXY, WHICH TRANSFERS TO MR. GORDICH THE SOLE RIGHT AND POWER TO VOTE 665,893 SHARES OF CAPITAL BANCORP COMMON STOCK BENEFICIALLY OWNED BY MR. HOLTZ. PURSUANT TO SUCH IRREVOCABLE PROXY GRANTED TO MR. GORDICH, ON ANY
        MATTER BROUGHT BEFORE THE SHAREHOLDERS OF CAPITAL BANCORP FOR A VOTE MR. GORDICH IS REQUIRED TO VOTE SUCH 665,893 SHARES PROPORTIONATELY WITH ALL OTHER OUTSTANDING SHARES OF CAPITAL BANCORP ON SUCH MATTER. IN ADDITION, MR. HOLTZ IS DEEMED TO BENEFICIALLY OWN 11,184 SHARES WHICH ARE SUBJECT TO STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS. IN THE EVENT THAT MR. HOLTZ EXERCISES HIS OPTION

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          TO PURCHASE SUCH 11,184 SHARES OF CAPITAL BANCORP COMMON STOCK, MR.
          HOLTZ WILL BE REQUIRED TO TRANSFER VOTING CONTROL OVER SUCH SHARES TO A THIRD PARTY.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE

ITEM 10.  CERTIFICATION

          NOT APPLICABLE




                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           2/13/97
                                           -------------------------------------
                                                          Date

                                           /s/  ABEL HOLTZ
                                           -------------------------------------
                                                        Signature

                                                 Abel Holtz
                                           -------------------------------------
                                                        Name/Title

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